Arolucha, Inc. and Subsidiaries

A Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2018 and 2017

AROLUCHA, INC.

TABLE OF CONTENTS



To the Board of Directors
Arolucha, Inc.
Raleigh, North Carolina

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Arolucha, Inc. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the year ended December 31, 2018 and for the period from October 7, 2017 (inception) to December 31, 2017, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Denver, Colorado
March 20, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

AROLUCHA, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,169	$ 78,962
Accounts receivable	-	2,500
Prepaid expenses	-	11,248
Deposits	-	6,842
Inventory	6,889	12,728
Other assets	5,000	5,000
Offering costs	-	10,699
Investment in original programming	-	26,000
Subscription receivable	-	89,101
Total Current Assets	13,058	243,080
Non-Current Assets:		
Property and equipment, net	17,096	16,623
Total Non-Current Assets	17,096	16,623
TOTAL ASSETS	$ 30,154	$ 259,703
LIABILITIES AND STOCKHOLDERS' EQUITY /(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 21,018	$ 29,056
Related party - note payable	99,858	-
Related party payable	4,990	16,287
Accrued expenses	110,309	55,347
Total Liabilities	236,175	100,690
Stockholders' Equity/(Deficit):		
Preferred Stock, $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2018 and 2017	-	-
Class A Common Stock, $0.00001 par, 5,000,000 shares authorized, 3,000,000 shares issued and outstanding as of both December 31, 2018 and 2017	30	30
Class B Non-Voting Common Stock, $0.00001 par, 10,000,000 shares authorized, 152,330 and 97,265 shares issued and outstanding and 88,093 and 8,028 shares vested as of December 31, 2018 and 2017, both respectively	2	1
Additional paid-in capital	502,025	389,970
Accumulated deficit	(708,078)	(230,988)
Total Stockholders' Equity/(Deficit)	(206,021)	159,013
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 30,154	$ 259,703

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

AROLUCHA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2018 and for the period from October 6, 2017 (inception) to December 31, 2017

	2018	2017
Net revenues	$ 77,557	$ 15,075
Costs of net revenues	(258,355)	(181,652)
Gross loss	(180,798)	(166,577)
Operating Expenses:		
General & administrative	138,088	31,029
Sales & marketing	77,686	33,382
Impairment loss	60,499	-
Total Operating Expenses	276,273	64,411
Loss from operations	(457,071)	(230,988)
Other Income/(Expense):		
Interest expense	(20,019)	-
Total Other Income/(Expense)	(20,019)	-
Provision for income taxes	-	-
Net Loss	$ (477,090)	$ (230,988)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

-3-

AROLUCHA, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the year ended December 31, 2018 and for the period from October 6, 2017 (inception) to December 31, 2017

	Common Stock						
	Class A Common Stock		Class B Non-Voting Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Defict)
Balance at October 6, 2017 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Class A Common Stock Issuance	3,000,000	30	-	-	389,970	-	390,000
Class B Common Stock Issuance	-	-	97,265	1	-	-	1
Net loss	-	-	-	-	-	(230,988)	(230,988)
Balance at December 31, 2017	3,000,000	$ 30	97,265	$ 1	$ 389,970	$ (230,988)	$ 159,013
Class B Common Stock Issuance	-	$ -	55,065	$ 1	$ 131,799	$ -	$ 131,800
Offering costs	-	-	-	-	(19,744)	-	(19,744)
Net loss	-	-	-	-	-	(477,090)	(477,090)
Balance at December 31, 2018	3,000,000	$ 30	152,330	$ 2	$ 502,025	$ (708,078)	$ (206,021)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

AROLUCHA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2018 and for the period from October 6, 2017 (inception) to December 31, 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (477,090)	$ (230,988)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	2,683	10
Impairment loss	60,499	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	2,500	(2,500)
(Increase)/Decrease in prepaid expenses	11,247	(11,247)
(Increase)/Decrease in deposits	6,842	(6,842)
(Increase)/Decrease in inventory	5,840	(12,728)
(Increase)/Decrease in other assets	-	(5,000)
Increase/(Decrease) in accounts payable	(8,038)	29,056
Increase/(Decrease) in accrued expenses	54,962	55,346
Net Cash Used In Operating Activities	(340,555)	(184,893)
Cash Flows From Investing Activities		
Cash paid for development of original programming	(34,499)	(26,000)
Purchase of property and equipment	(3,156)	(16,633)
Net Cash Used In Investing Activities	(37,655)	(42,633)
Cash Flows From Financing Activities		
Proceeds from issuance of Class A common stock	-	300,900
Proceeds from issuance of Class B common stock	129,216	-
Proceeds from related party note payable	99,858	-
Proceeds/(repayments) from/(to) related party payables	(11,297)	16,287
Proceeds received from subscription receivable	89,101	-
Offering costs	(6,461)	(10,699)
Net Cash Provided By Financing Activities	300,417	306,488
Net Change In Cash	(77,793)	78,962
Cash at Beginning of Period	78,962	-
Cash at End of Period	$ 1,169	$ 78,962
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 20,019	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Class B common shares issued as broker compensation	$ 2,584	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

AROLUCHA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the periods then ended

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NOTE 1: NATURE OF OPERATIONS

Arolucha, Inc. (the "Company") is a corporation organized on October 6, 2017 under the laws of Delaware. The Company was formed to create family friendly live event and television productions featuring Lucha Libre-style professional wrestling emanating from Mexico. ALW Events, LLC, a limited liability company formed under the laws of Tennessee on July 17, 2017, is a wholly owned subsidiary of the Company. Arolucha, LLC, a limited liability company formed under the laws of Delaware on July 13, 2017, is a wholly owned subsidiary of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Arolucha, Inc., along with wholly owned subsidiaries, ALW Events, LLC and Arolucha, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried receivables of $0 and $2,500, respectively and no allowance against such.

AROLUCHA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the periods then ended

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2018 and 2017 consists of products purchased for resale and any materials the Company purchased to modify the products. All inventory held is finished goods as of December 31, 2018 and 2017.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company engaged in during 2018 and 2017 under Regulation Crowdfunding. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of the offering.

Investment in Original Programming

Investment in original programming consists of costs incurred toward the development of a pilot for pitching show concepts to stations. The Company evaluates the potential impairment of intangible assets annually unless circumstances dictate more frequent assessments. When facts and circumstances indicate that the carrying value of intangible assets may not be recoverable, management assesses the recoverability of the carrying value by preparing estimates of sales volume and the resulting gross profit and cash flows. These estimated future cash flows are consistent with those used in our internal planning. If the sum of the expected future cash flows is less than the carrying amount of the asset, the Company recognizes an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. A variety of methodologies are used to determine the fair value of these assets, including discounted cash flow models, which are consistent with the assumptions we believe hypothetical marketplace participants would use. In 2018, the Company charged $60,499 to impairment loss. As of December 31, 2018 and 2017, investment in original programing totaled $0 and $26,000, respectively.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity/(deficit) on the consolidated balance sheet.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2018 and 2017 have estimated useful lives of 3-10 years.

AROLUCHA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the periods then ended

The Company's property and equipment consisted of the following as of December 31, 2018 and 2017:

	2018	2017
Property and equipment, at cost	$ 19,789	$ 16,633
Accumulated depreciation	(2,693)	(10)
Property and equipment, net	$ 17,096	$ 16,623
Depreciation expense	$ 2,683	$ 10

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are earned from ticket sales, sponsorships, and merchandise sales.

AROLUCHA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the periods then ended

Costs of Net Revenues

Costs of goods sold includes product costs, event production expenses, personnel costs in putting on events, merchant fees, equipment rentals, event travel costs, venue rentals, production costs, and other costs in putting on events.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company's subsidiaries are limited liability companies treated as partnerships for federal and state income tax purposes with all income tax liabilities and/or benefits of the Companies being passed through to the Company. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $704,349 and $230,799 as of December 31, 2018 and 2017, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $184,082 and $60,319 as of December 31, 2018 and 2017, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2018 and 2017.

The Company files U.S. federal and state income tax returns. The 2018 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

AROLUCHA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the periods then ended

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $477,090 and $230,988 during the periods ended December 31, 2018 and 2017, respectively, has negative cash flows from operations, has accumulated deficits of $708,078 and $230,988 as of December 31, 2018 and 2017, respectively, has current liabilities exceed current assets by $223,117 as of December 31, 2018, and lacks liquidity to satisfy its obligations as they come due with just $1,169 of cash as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

<u>Amendment to Articles of Incorporation</u>

On October 17, 2017, the Company amended and restated its Articles of Incorporation authorizing 5 million shares of Class A Voting Common Stock, 10 million shares of Class B Non-Voting Common Stock, and 5 million shares of Preferred Stock, all shares with $0.00001 par value. Class A and Class B common stock holders have identical rights, with the exception of voting rights, to which Class B stockholders have no voting rights. The existing shareholders of the Company's common stock were converted to an equal number of Class A Voting Common Stock. As of both December 31, 2018 and 2017, 3,000,000 shares of Class A Voting Common Stock were issued and outstanding. As of December 31, 2018 and 2017, 152,330 and 97,265 shares of Class B Non-Voting Common Stock were issued and outstanding, respectively.

In October 2017, the Company issued 3,000,000 shares of Class A Voting Common Stock at $0.13 per share resulting in gross proceeds of $390,000. As of December 31, 2018 and 2017, there was $0 and $89,100 of subscription receivables, respectively, related to these issuances. These stock issuances were conducted under terms of a restricted stock purchase agreement with no vesting requirements.

In 2018, the Company issued 11,132 shares of Class B Common Stock at $0.00001 per share.

In 2018, the Company has raised $129,216 in an offering of its Class B Common Stock pursuant to an offering under Regulation Crowdfunding, where 43,072 shares were issued at $3.00 per share. In conjunction with this offering, the Company issued 861 shares to the portal for the offering as compensation, which was valued and recorded at $2,584.

AROLUCHA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the periods then ended

In 2017, the Company issued 97,265 shares of Class B Non-Voting Common Stock at $0.00001 per share resulting in proceeds of $1. As of December 31, 2017, there was $1 of subscription receivables. These stock issuances were conducted under terms of restricted stock purchases agreements and are subject to vesting terms of three years, contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of December 31, 2018 and 2017, 88,093 and 8,028 shares had vested, respectively.

Concerning the subsidiaries, the debts, obligations, and liabilities of the companies, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the companies, and no member of the companies is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANASACTIONS

Related Party Loans Payable

The Company has entered into a loan agreement with its parent company on June 25, 2018. The note bears interest at 5%. Interest expense for this loan was $3,146 for the year ended December 31, 2018. The note and all interest are due on December 31, 2019. The unpaid principal balance and accrued interest totaled $99,858 as of December 31, 2018.

Related Party Transactions

Shareholders of the Company own other businesses that have provided good and services to the Company, for total expenses of $32,891 and $21,287 for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, the amounts due to those other businesses totaled $4,990 and $16,287, respectively. These advances bear no interest and are considered payable on demand.

Related Party Operating Lease

Effective January 1, 2018, the Company entered into a lease agreement for equipment. The lease term commenced on January 1, 2018 and expires on December 31, 2020. Monthly lease obligations under the lease is $2,337 per month and a flat fee of $1,500 per show. Rent expense for the years ended December 31, 2018 and 2017 totaled $27,208 and $0, respectively, these amounts are included in the Related Party Transaction Note above.

The following are the future minimum lease obligations on the Company's lease agreement:

December 31,	Lease Obligations
2019	$ 28,048
2020	$ 28,048

AROLUCHA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the periods then ended

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through March 20, 2019, the date the consolidated financial statements were available to be issued. There are no material events requiring disclosure or adjustment to the consolidated financial statements.